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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 3)
                                    PSC Inc.
                           (Name of Subject Company)

                            Mohawk Acquisition Corp.
                                  Mohawk Corp.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    Common Stock, Par Value $0.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
        Series A Convertible Preferred Stock, Par Value $0.01 Per Share
                       Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                            69361E107 (Common Stock)
                     (CUSIP Number of Class of Securities)

                               Joseph M. Hennigan
                            Mohawk Acquisition Corp.
                                  Mohawk Corp.
                        4341 State Street, P.O. Box 220
                     Skaneateles Falls, New York 13153-0220
                                 (315) 685-2949
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                    Copy to:
                             Spencer D. Klein, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
               $118,339,092.50                                   $23,667.82


 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of $8.45, the per share Common Stock tender offer price, multiplied by 16,222,970, the sum of the 12,034,866 currently outstanding shares of Common Stock sought in the Offer, the 3,033,104 shares of Common Stock issuable pursuant to outstanding stock options and 1,155,000 shares of Common Stock issuable upon exercise of outstanding warrants and (ii) the product of $105.625, the per share Preferred Stock tender offer price, multiplied by 110,000, the total number of outstanding shares of Preferred Stock, and subtracting $30,363,754.00, (which equals 4,188,104 multiplied by $7.25, the average exercise price of the outstanding options and warrants).
**  Calculated as 1/50 of 1% of the transaction value.
[X]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $23,667.82                Filing Party: Mohawk Corp.
                                                   Mohawk Acquisition Corp.
 Form or Registration No.: Schedule TO             Date Filed: June 19, 2000

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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   This Amendment No. 3 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO, as previously amended and supplemented, originally filed with the Securities and Exchange Commission on June 19, 2000 (as previously amended and supplemented, the "Schedule TO"), by Mohawk Corp., a Delaware corporation ("Parent"), and Mohawk Acquisition Corp., a New York corporation ("Purchaser") and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase (i) all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of PSC Inc., a New York corporation ("PSC"), including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of December 30, 1997, as amended, between PSC and ChaseMellon Shareholder Services, L.L.C., as rights agent, at a purchase price of $8.45 per share of Common Stock, (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), of PSC at a purchase price of $105.625 per share and (iii) the warrant, exercisable prior to July 12, 2006, representing rights to purchase an aggregate of 180,000 shares of Common Stock, at a purchase price of $0.45 for each underlying share of Common Stock represented by the warrant, and the warrants exercisable prior to July 12, 2006, representing rights to purchase an aggregate of 975,000 shares of Common Stock, at a purchase price of $3.20 for each underlying share of Common Stock represented by each warrant (collectively, "Warrants"), in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal for Common Stock, Preferred Stock and Warrants, as applicable, copies of which are filed as Exhibits (a)(1) and (a)(2) through
(a)(4), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 4. Terms of the Transaction.

   On July 17, 2000, Purchaser issued a press release announcing the extension of the Offer to 12:00 midnight, New York City time, on Thursday, August 10, 2000. A copy of the press release issued by Purchaser with respect to the foregoing is filed herewith as Exhibit (a)(15) and is incorporated herein by reference.

Item 11. Additional Information.

   On July 17, 2000, Parent, Purchaser and PSC entered into an Amendment No. 1 ("Amendment No. 1") to the Agreement and Plan of Merger, dated as of June 5, 2000, among Parent, Purchaser and PSC (the "Merger Agreement"). Amendment No. 1 provides for the extension of the Offer until August 10, 2000 and permits PSC to terminate the Merger Agreement in the event Purchaser has failed to accept Securities for payment pursuant to the Offer within 75 business days following the commencement of the Offer. A copy of Amendment No. 1 is filed herewith as Exhibit (d)(3) and is incorporated herein by reference.

Item 12. Materials to be filed Exhibits.

   Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

     (a)(15) Press Release issued by Purchaser on July 17, 2000.

     (d)(3) Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 17, 2000, among Parent, Purchaser and PSC.

                                 EXHIBIT INDEX

 Exhibit
   No.
 -------
 *(a)(1)  Offer to Purchase dated June 19, 2000.

 *(a)(2)  Form of Letter of Transmittal for Common Stock

 *(a)(3)  Form of Letter of Transmittal for Series A Convertible Common Stock.

 *(a)(4)  Form of Letter of Transmittal for Warrants to Purchase Common Stock.

 *(a)(5)  Form of Notice of Guaranteed Delivery for Common Stock.

 *(a)(6)  Form of Notice of Guaranteed Delivery for Series A Convertible
          Preferred Stock.

 *(a)(7)  Form of Notice of Guaranteed Delivery for Warrants to Purchase Common
          Stock.

 *(a)(8) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 *(a)(9)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients.

 *(a)(10) Form of Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.

 *(a)(11) Summary Advertisement as published in The Wall Street Journal on June
          19, 2000.

 *(a)(12) Press Release issued by PSC on June 6, 2000.

 *(a)(13) Press Release issued by Parent and Purchaser on June 19, 2000.

 *(a)(14) Press Release issued by Parent on June 21, 2000.

 (a)(15)  Press Release issued by Purchaser on July 17, 2000.

 *(b)(1)  Commitment Letter, dated as of June 9, 2000 of The Chase Manhattan
          Bank and
          Chase Securities Inc.

 *(d)(1)  Agreement and Plan of Merger, dated as of June 5, 2000, among Parent,
          Purchaser and PSC.

 *(d)(2)  Stockholders Agreement, dated as of June 5, 2000 among Parent,
          Purchaser and certain shareholders of PSC.

 (d)(3)   Amendment No. 1 to the Agreement and Plan of Merger, dated as of July
          17, 2000, among Parent, Purchaser and PSC.

 (g)      None.

 (h)      None.

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*  Previously filed

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

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000

                                          Mohawk Acquisition Corp.

                                            /s/ Joseph M. Hennigan
                                          By: _________________________________
                                            Name:Joseph M. Hennigan
                                            Title:Vice President & Treasurer

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000

                                          Mohawk Corp.

                                            /s/ Joseph M. Hennigan
                                          By: _________________________________
                                            Name:Joseph M. Hennigan
                                            Title:Vice President & Treasurer

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